PRESS RELEASE                           SOURCE:  First Trust/Aberdeen Global
                                                 Opportunity Income Fund


FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY INCOME FUND ANNOUNCES PLAN FOR TENDER OFFER

WHEATON, IL - (BUSINESS WIRE) - February 14, 2017 - First Trust/Aberdeen Global Opportunity Income Fund (NYSE: FAM) (the "Fund") announced today that the Fund's Board of Trustees has approved the commencement (subject to certain conditions) no later than June 1, 2017, of a cash tender offer for up to 25% of the Fund's then outstanding common shares of beneficial interest at a price per share equal to 98% of the Fund's net asset value ("NAV") per share. The Fund will repurchase shares tendered and accepted in the tender offer in exchange for cash.

The commencement of the tender offer is pursuant to an agreement between the Fund and Karpus Management, Inc. ("Karpus"). Pursuant to the agreement, Karpus has agreed to be bound by certain standstill covenants until the earlier of the conclusion of the 2019 annual meeting of shareholders of the Fund and April 30, 2019. In addition, Karpus has agreed, among other things, to withdraw its shareholder proposal for the 2017 annual meeting of shareholders of the Fund. Pursuant to the agreement, the Fund has agreed to close the tender offer on or before July 1, 2017.

The Fund has been advised that Karpus will file a copy of the agreement with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to its Schedule 13D.

TENDER OFFER STATEMENT

       The above statements are not intended to constitute an offer to participate in the tender offer. Information about the tender offer, including its commencement, will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.

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CONTACT:  Jeff Margolin - (630) 765-7643

SOURCE: First Trust/Aberdeen Global Opportunity Income Fund